UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I Registrant Information

Carrollton Bancorp
Full Name of Registrant

Former Name if Applicable

2328 West Joppa Road, Suite 325
Address of Principal Executive Office (Street and Number)

Lutherville, Maryland 21093
City, State and Zip Code

Part II
Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III
Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 19, 2013, Carrollton Bancorp (the “Company”) completed its merger (the “Merger”) with Jefferson Bancorp, Inc. (“Jefferson”) and the related merger of the Company’s bank subsidiary with Jefferson’s bank subsidiary.  The Merger was accounted for as a reverse acquisition, which means that for accounting and financial reporting purposes, Jefferson is deemed to have acquired the Company in the Merger even though the Company was the legal successor in the Merger, and the historical financial statements of Jefferson have become the Company’s historical financial statements.  In addition, the Company converted to a new core operating system platform on June 7, 2013.  The Company’s inability to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 by its due date results from difficulties arising from the Merger and, specifically, the conversion to the new operating platform and the integration of the financial statements of Jefferson and its consolidated subsidiaries and those of the Company and its consolidated subsidiaries.  These difficulties could not be overcome without unreasonable effort or expense.

Part IV
Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kevin B. Cashen, President & CEO	410	494-2580
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

		☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its unaudited results of operations for the three and six months ended June 30, 2013 will show net income of $3,774,888 and $3,896,168, respectively, compared to a net loss of $114,352 and net income of $273,762 for the same periods of 2012, respectively.  The increases in net income for the three and six months ended June 30, 2013 when compared to the same periods of the prior year are directly attributable to the Merger and the operating results of the combined entities.

           The foregoing is qualified in its entirety by the full period-to-period comparisons that will be provided in the Quarterly Report on Form 10-Q to which this Form 12b-25 relates.

Carrollton Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2013	By:	/s/ Kevin B. Cashen
Kevin B. Cashen
President & CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).